UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Signs Multi-Picture Production and Distribution Agreement with Industry Leading Television Company RHI Entertainment

Peace Arch Continues Strategic Growth Strategy with Significant Expansion Into Television Market

TORONTO, ONT. – (June 20, 2006) Peace Arch Entertainment Group Inc. (AMEX: PAE; TSX: PAE), today announced that it has entered into an agreement with industry leader RHI Entertainment Distribution LLC for the production and distribution of six new made for television movies. The first of the projects, “Off Road,” begins filming in Winnipeg, Canada, in July.

Under the terms of the agreement, Peace Arch will produce and co-finance six new films with RHI and distribute the films in all media throughout Canada and on DVD in the United States.  RHI will handle the distribution of all other rights throughout the world.

RHI is one of the premiere producers and distributors of top quality television programming in the world, delivering an average of 40 projects each year to global audiences including such current projects as “The Curse of King Tut’s Tomb,” “Final Days of Planet Earth,” “Merlin’s Apprentice,” “The Ten Commandments” and “10.5 Apocalypse.”

Peace Arch Television recently expanded beyond its traditional programming base of documentaries and lifestyle series to include movies for television such as “The Stranger Game,” which premiered June 18 on the Lifetime Network in the United States, and the ten-hour mini-series “The Tudors,” which will premiere on Showtime Networks in 2007.

Peace Arch Television President Michael Taylor stated, “We are very pleased to be in business with RHI on this exciting slate of action adventure stories pitting man against nature. We look forward to working with such experienced and talented partners as Robert Halmi, Sr. and Robert Halmi, Jr. while we continue to expand our television business as part of our overall strategy of creating and distributing a wide variety of top quality content.”

RHI President and CEO Robert Halmi, Jr. added, “RHI Entertainment is delighted to be entering into this deal with the leading Canadian film production and distribution company. We look forward to a long and positive, mutually successful relationship with our new international television partner.”

About RHI Entertainment Distribution LLC

RHI Entertainment is a world leader in the production and distribution of groundbreaking, quality miniseries and movies for television. This diversified entertainment company, with offices in New York, Los Angeles, London and Sydney, is helmed by the incomparable father-and-son team of Robert Halmi, Sr. and Robert Halmi Jr. Their shared vision of producing imaginative and spectacular hits and then creatively distributing them around the world has set the standard for the entire television industry.

Over the past decade, the Halmis have created more broadcast and cable network miniseries, earned more awards and garnered higher ratings than anyone in the industry. Unwavering in their presentation of thrilling visuals, epic storytelling, memorable characters and a daring mix of fantasy and reality, the

Halmis have pioneered “event television,” forever changing the landscape of small-screen entertainment and challenging viewers to expect a higher standard of production.

An industry leader in both awards and ratings, RHI’s productions have captured 431 Emmy Nominations, 104 Emmy Awards, 13 Golden Globe Awards and numerous Peabody, SAG, Christopher and Genesis Awards. In the past decade alone, the company provided four of the top five highest rated miniseries and movies made for television, (including 2004’s highest rated original movie, “Mitch Albom’s The Five People You Meet in Heaven” for ABC) and in 2004 produced seven out of the top ten highest rated miniseries including the groundbreaking “Human Trafficking” for Lifetime Television.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment is a vertically integrated media company that produces, finances, acquires and distributes feature film and television programs to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company’s Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company’s own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributor of DVDs and related products in Canada.  Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch’s own annual output of more than two dozen new feature films and long form television programs.  For investor-specific information about Peace Arch Entertainment, including recent news and stock price data, please visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. For additional information, visit http://www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Peace Arch Entertainment Group Inc. Roy Bodner 310-450-1711 rbodner@peacearch.com	Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

RHI Entertainment, LLC

Beth R. Nussbaum

212-261-9156

bnussbaum@rhifilms.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	June 20, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.